

October 11, 2013

Via E-mail
Mr. Stephen Fowler
President
Mobetize Corp.
51 Bay View Drive
Point Roberts, WA 98281

      Re: Mobetize Corp.
             Form 8-K
             Filed September 16, 2013
             File No. 333-181747

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements for Mobetize Corp. and other financial information in the document to include the quarter ended June 30, 2013 as required by Rule 3-12 of Regulation S-X.

2. We note Priveco's fiscal year end is September 30. Please disclose, in Item 5.03, any intended change in fiscal year from the March 31 year end used by Mobetize Corp. prior to the acquisition.

3. Please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided, including audited financial statements for the required periods. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Business Overview, page 4

4. Please revise to consistently and accurately describe the nature and extent of your current operations. For example, it is unclear from your disclosure in the "Telecom Products and Solutions" and "Payment Products and Solutions" sections whether you have or have not commenced operations and whether you actually design, develop and sell your product, or whether it is merely your plan to do so. We note similar inconsistent statements in this and other sections of your document. For example, you state on page 4 that you are in "final stages of negotiations with a partner agent spread across 150 countries" and state "[y]our potential partner" two paragraphs down but refer to your "smartRemit partner network" which is spread "across 150 countries" on page 6. Further, on page 7 you state you receive revenues from a list of bulleted items but your risk factors on page 9 and accompanying financial statements show you have yet to receive revenue. Please revise throughout to differentiate between those products and services that are currently operational, and those that are currently aspirational in nature.

Markets and Market Penetration, page 6

5. Please revise to provide brief context for the two charts you have included, such that it is clear how they enhance your larger discussion.

Business Overview, page 6

6. We note you state that an assignment agreement was signed on August 21, 2012; please revise your disclosure to discuss specifically what was assigned to Telupay Inc.

7. Please provide us with objective support for your assertions in your Business sections regarding market penetration and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statement on page 6 regarding your belief that your products will "reach 3.6 billion prepaid users." Additionally, please clarify your statements regarding "partner mobile network operators" and "Loto Quebec" by discussing the terms of your agreements with them. With respect to Loto Quebec, please specifically address in what sense you "launched" it, as discussed on page 6.

Risk Factors, page 9

Our common shares may become thinly traded and you may be unable to sell…, page 12

8. Please revise the disclosure in this risk factor characterizing your historical trading volume to reflect the fact that your stock only recently was approved for trading on the OTCBB, as disclosed in the Form 8-K you filed on October 1, 2013.

If we do not file a registration statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act…page 13.

9. We are uncertain how this risk factor applies to your current filing on Form 8-K, insofar as it does not relate to an offering of securities. Please advise or revise. We note a similar statement on page 8 relating to an "investment decision" which does not appear appropriate to this filing.

Directors and Executive Officers, page 18

10. Please update in light of the Form 8-K you filed on October 1, 2013, announcing changes in your named executive officers.

Legal Proceedings, page 23

11. Please add the details of the legal proceedings you refer to "as set forth below." If you have none, please modify your disclosure accordingly.

Item 9.01 Financial Statements and Exhibits

Exhibit Description, page 27

12. We note that Exhibit 10.5 is not a license agreement between Telupay PLC and Mobetize, but rather a license agreement between Telupay PLC and Baccarat Overseas. Please revise your exhibit index to accurately label the exhibit.

13. We note that Exhibit 10.8 as filed is not a Consulting Agreement with Stephen Fowler dated July 15, 2013, but rather a Compromise Agreement between Forte Finance Limited and Telupay PLC. Please revise your filing to include the referenced Consulting Agreement as an exhibit to it. Also, please revise to ensure that Exhibit 10.2 has been filed in its entirety.

Note 3 Notes receivable, page F-8

14. We note that in September 2012 you acquired outstanding notes receivable of $196,892 and $112,329 in exchange for common stock. Tell us about the nature and history of these notes receivables and identify any significant obligors.

15. Also we note that notes receivable of $196,892 and $8,500 were acquired from a company controlled by the President and Director of the company in exchange for 1,960,000 and 8,500,000 shares of common stock, respectively. It appears that these notes receivable should be presented in the balance sheet as a deduction from stockholders' equity. Refer to SAB Topic 4: E.

16. We note these notes receivable are convertible into common shares of Telupay PLC at the option of the company. Tell us the percentage of ownership that you will have in Telupay PLC if the notes are converted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have any questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at (202) 551-3208, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Bill Macdonald
        Robert Jung
        Macdonald Tuskey